November 16, 2015

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 9 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

As reported to you in the June 30, 2015 Quarterly Report to Partners, during the three months ended June 30, 2015, the Partnership sold its limited partnership interest in Mendota I Limited Partnership (“Mendota”), an Illinois limited partnership, which owns three apartment housing complexes. The three housing complexes were appraised for a total of $2,140,000 as of January 2015. The mortgage note balance was $2,493,059 as of December 31, 2014. The Partnership received $60,000 in cash proceeds, of which $12,000 was used to reimburse the Partnership’s general partner or affiliates for expenses paid on the Partnership’s behalf and $48,000 was placed in the Partnership’s reserves. The Partnership incurred approximately $9,950 in sales related expenses which were netted against sale proceeds to calculate gain on sale. The investment balance was zero at the date of the sale of the limited partnership interest; therefore a gain of $50,050 was recorded. The 15-year low income housing tax credit compliance period for Mendota expires December 31, 2016. The purchaser or its affiliate has provided a guarantee that it will indemnify the limited partners of the Partnership against any recapture of tax credits.

The Partnership sold its limited partnership interest in Villas of Palm Limited Partnership (“Villas of Palm”), a Minnesota limited partnership. The apartment complex of Villas of Palm was appraised for $1,335,000 as of April 2015. The mortgage note balance was $520,185 as of December 31, 2014. The Partnership received $120,000 in cash proceeds, of which $47,908 was used to reimburse the Partnership’s general partner or affiliates for expenses paid on the Partnership’s behalf and $72,092 was placed in the Partnership’s reserves. The Partnership incurred approximately $250 in sales related expense which were netted against sale proceeds to calculate gain on sale. The investment balance was zero at the date of the sale of the limited partnership interest; therefore a gain of sale of $119,750 was recorded. The 15-year low income housing tax credit compliance period for Villas of Palm has expired.

The Partnership sold its limited partnership interest in Preservation Partners III Limited Partnership (“Preservation Partners III”), an Illinois limited partnership. The apartment complex of Preservation Partners III was appraised for $230,000 as of February 2015. The mortgage note balance was $688,548 as of December 31, 2014. The Partnership received $5,000 in cash proceeds, which were placed in the Partnership’s reserves. The Partnership incurred $1,124 in sales related expenses which were netted against the proceeds from the sale in calculating the gain on sale. The investment balance was zero at the date of the sale of the limited partnership interest; therefore a gain on sale of $3,876 was recorded. The 15-year low income housing tax credit compliance period for Preservation Partners III expires December 31, 2016. The purchaser or its affiliate has provided a guarantee that it will indemnify the limited partners of the Partnership against any recapture of tax credits.

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

The Partnership sold its limited partnership interest in Calico Terrace Limited Partnership (“Calico Terrace”), an Arkansas limited partnership. The apartment complex of Calico Terrace was appraised for $420,000 as of January 2015.  The mortgage note balance was $1,315,046 as of December 31, 2014. The Partnership received $21,970 in cash proceeds, which were used to pay accrued asset management fees. The Partnership incurred $3,375 in sales related expenses which were netted against the proceeds from the sale in calculating the gain on sale. The investment balance was zero at the time of the date of the limited partnership interest; therefore a gain of $18,595 was recorded. The 15-year low income housing tax credit compliance period for Calico Terrace expires December 31, 2017. The purchaser or its affiliate has provided a guarantee that it will indemnify the limited partners of the Partnership against any recapture of tax credits.

The reserves funded with the sales proceeds will remain with the Partnership and will be used by the Partnership to fund operations and any property shortfalls that may arise prior to disposition of the last asset. A distribution will be made after liquidation of the last asset if the Partnership then has any remaining cash.

The Partnership continues to own interests in eleven other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interests described herein will result in gross taxable income to Limited Partners which will be reflected in your 2015 K1, expected to be delivered to you approximately February or March 2016. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of these sales combined with the other 2015 Partnership activity which will all be reflected in the forthcoming K1.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
Investor Services
WNC & Associates, Inc.

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com